

Mail Stop 4628

April 17, 2018

Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd., Suite 730
Houston, Texas 77056

> **Re: National Energy Services Reunited Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 2, 2018**
> **File No. 001-38091**

Dear Mr. Foda:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter to you dated March 14, 2018.

General

1.   We have considered your responses to comments 2 and 4. Please further revise your disclosure to identify the principal parties participating in the backstop arrangement. Similarly, please identify those individuals exercising dispositive power over shares to be acquired by any entity. If you do not intend to file the finalized agreement prior to distribution of the definitive proxy, please explain to us the reasons for that approach.

2.   In your response to prior comment 3, you state in part: "Since most of the regional oilfield services companies in the MENA region are privately held companies and hence public information is not available for them, we based our assertions on NPS management's knowledge of the size of each competitor's operations and information procured by a third-party evaluation firm." Absent additional explanation and context, the reader is unaware of the basis for these assertions. If you continue to

make references to "key metrics" and the purported outperformance by the Target Companies of its peers, revise to identify those metrics and provide additional contextual explanations for your related assertions.

Reasons for the Business Combination, page 31

3.   We have considered your revisions in response to comment 6 and your reference to a period ending in December 2017. Please balance your updated disclosure in this section by including a discussion regarding current U.S. macro trends, such as increasing production from U.S. shale exporters and the resultant impact on anticipated global oversupply.

Unaudited Pro Forma Condensed Combined Financial Information, page 67

4.   We have reviewed your response to prior comment 8 and your analysis of the factors pursuant to ASC 805-10-55-11 and ASC 805-10-55-12 to support your conclusion that NESR is the accounting acquirer. You state "the outside investors are not affiliated with Targets." However, it is unclear whether this statement applies to the Backstop Investor. Please tell us whether the Backstop Investor is related to NESR, NPS or GES. If the Backstop Investor is affiliated with or otherwise related to one of these entities, provide us with an updated analysis as to how this relationship impacts your conclusion that NESR is the accounting acquirer under the minimum and maximum redemption scenarios.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 72

Note 3. GES Historical Financial Statements, page 76

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 78

5.   We note that pro forma adjustment (a) includes two adjustments, one for the difference in the basis of presentation between IFRS and US GAAP and the other for the impairment of goodwill in fiscal 2017. Additionally, we note that pro forma adjustment (aa) reflects the full impairment in fiscal 2017 of goodwill. However, Note 5 per page F-66 shows that GES fully impaired its goodwill balance in fiscal 2016. Please clarify for us why these adjustments are described as impacting fiscal 2017.

Voting Rights, page 96

6.   Please revise in this section to discuss the material terms of the voting agreement and describe the restrictions on the shares and expiration date, as applicable.

Backstop and Forward Purchase Agreement, page 99

7.   We note your response to comment 20. Please expand your disclosure in this section to explain briefly the background of the initial interaction with MEA Energy

Advisory UK, LLP regarding the backstop arrangement and the reasons that this form of financing is being implemented in these circumstances.

Projected Synergies, page 120

8.   You have not disclosed all the various detailed projections which appear to have been provided in connection with the negotiations and in preparation of the fairness opinion. Please include enhanced disclosure which includes all the material forecasts, "growth assumptions," and similar information that was exchanged among the parties in connection with negotiating the terms of the transactions.   To the extent that you withhold disclosure of certain such items in your next amended proxy statement, explain to us why you have omitted that information.

GES Management's Discussion and Analysis of Financial Condition and Results of Operations, page 224

Results of Operations, page 225

Depreciation and Amortization Cost, page 232

9.   You state the reason for the decrease in depreciation and amortization costs between fiscal years 2017 and 2016 is due to "a reduction in professional and legal expenses." Please revise your discussion as this statement does not appear to apply to depreciation and amortization costs.

NESR Financial Statements

Note 7. Commitments and Contingencies, page F-14

Contingent Transaction Fee Arrangements, page F-14

10.   We note you entered into a fee arrangement with a service provider to assist in the identification of a business combination and to the extent one is consummated, you anticipate "incurring a significant amount of additional costs" under this arrangement. Please expand this disclosure to provide the key terms of this arrangement.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at

(202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources